SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                     (Amendment No. 4 to -- FINAL AMENDMENT)
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
                  (Pursuant to Section 13(e) of the Securities
                       Exchange Act of 1934 and Rule 13e-3
                         (Section 240.13e-3) thereunder)

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                          COMMUNITY CARE SERVICES, INC.
                              (Name of the Issuer)

                          Community Care Services, Inc.
                                Alan J. Landauer
                        Landauer Hospital Supplies, Inc.
                               LTTR Home Care, LLC
                       (Name of Persons Filing Statement)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   20390-10-8
                      (CUSIP Number of Class of Securities)


                                   Louis Rocco
                                    President
                           Landauer-Metropolitan, Inc.
             (Successor by merger to Community Care Services, Inc.)
                    18 Sargent Place, Mount Vernon, NY 10550
                                 (800) 631-3031
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             ----------------------

                               Brian M. Hand, Esq.
                                Nordlicht & Hand
                                645 Fifth Avenue
                                   11th Floor
                               New York, NY 10022


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                   This statement is being filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17CFR 240.14a-1 to 240.14b-1], Regulation 14C [17CFR 240.14c-1 to 240.14c-101] or
                 Rule 13e-3(c) [Section 240.13e-3(c)] under the Securities Exchange
                 Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ]  A tender offer.

         d. [X]  None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Calculation of Filing Fee


         Transaction Valuation (1)                Amount of Filing Fee

               --------------                        -------------
                $6,035,521.20                                   $0

[X]      Check box if any part of the fee is offset as provided by Rule 0-11
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement umber, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:      $1,207.10
             Form or Registration No.:    Preliminary Proxy Statement on
                                          Schedule 14A
             Filing Party:                Community Care Services, Inc.
             Date Filed:                  June 17, 1999

         1. This amount is based on (i) 7,217,851 (the number of outstanding shares of the Company's common stock as of June 15, 1999) minus (ii) 2,188,250 (the number of shares of the Company's common stock owned by Alan J. Landauer ("Landauer") and LTTR Home Care, LLC) multiplied by (iii) $1.20 (the cash consideration per share of the Company's common stock to be paid by Mr. Landauer) with the resulting sum multiplied by (iv) 1/50th of one percent, to arrive at $1,207.10 as the amount of the filing fee, pursuant to Section 13(e)(3) of the Exchange Act. However, as permitted by Rule 0-11 (a)(2) under the Exchange Act, the foregoing filing fee will be offset by the amount paid as the filing fee in connection with the Preliminary Proxy Statement on Schedule 14A, filed on June 17, 1999, and as a result no filing fee is due in connection with this Schedule 13E-3.

         Community Care Services, Inc., a New York corporation (the "Company"), Landauer, Landauer Hospital Supplies, Inc., a New York corporation ("LHS"), and LTTR Home Care, LLC, a New York limited liability company ("LTTR"), hereby submit their Rule 13e-3 Transaction

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Statement on Schedule 13E-3 (the "Schedule 13E-3"). The Schedule 13E-3 relates to an Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement"), by and among the Company, LHS and LHS Merger Sub, Inc. ("Merger Sub"). The Merger Agreement provided for the merger (the "Merger") of Merger Sub with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of LHS. The transactions contemplated by the Merger Agreement were approved by the Company's shareholders on December 9, 1999, and the Merger was consummated on December 22, 1999. No stockholders of the Company asserted or perfected dissenters' rights in connection with the Merger. Pursuant to the Merger, each share of the Company's common stock, par value $.01 (other than shares held by LTTR's member and Merger Sub), was converted into the right to receive $1.20 in cash. Immediately following the Merger, the Company merged into Landauer-Metropolitan, Inc., a New York corporation ("LMI"), with LMI surviving.

         This Schedule 13E-3, as amended hereby, is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Terms used but not defined herein shall have the meanings set forth in the definitive proxy materials filed with the Securities and Exchange Commission on November 4, 1999.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (b) Pursuant to the Merger, Merger Sub merged with and into the Company, with the Company surviving and becoming a wholly owned subsidiary of LHS.

         (c) Immediately after the Merger, the Common Stock ceased to be traded on the OTC Bulletin Board.

ITEM 2.  IDENTITY AND BACKGROUND.

         (c)      After the Merger, Landauer will serve as Chairman of LMI.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) Shareholders of the Company approved the Merger at a Special Meeting of the Company's Shareholders held on December 9, 1999. The transactions contemplated by the Merger were consummated on December 22, 1999. Immediately following the Merger, the Company merged into LMI, with LMI surviving.

         (c) The board of directors of LMI is composed of Alan J. Landauer, Gail Landauer, Thomas C. Blum, Gary Spirgel and Louis Rocco. After the Merger, Landauer will serve as Chairman of LMI, and Louis Rocco will serve as President of LMI.

         (f) After the Merger, the Common Stock became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. A Form 15 with respect to the Common Stock will be filed imminently.


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ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Financing for the Merger included (i) a revolving loan (the "Revolving Loan") in a principal amount of up to $2.20 million from First Union National Bank ("First Union") to LHS; (ii) a term loan (the "Term Loan," together with the Revolving Loan, the "Senior Debt") in the principal amount of $7 million from First Union to LHS; (iii) a loan to LHS from The Donald J. Blum Trust (the "Trust") in the principal amount of $800,000 (the "Trust Loan"); (iv) a loan from Thomas C. Blum ("Blum") to LHS in the principal amount of $200,000 (the "TCB Loan"); and (v) a loan to LHS from Landauer in the principal amount of $500,000 (the "Landauer Loan," together with the Trust Loan and the TCB Loan, the "Subordinated Debt").

         (c) The Revolving Loan bears interest at a rate equal to the lower of the (i) prime rate set by First Union and (ii) a LIBOR-based rate plus 2.50%. The Term Loan bears interest at a variable rate equal to LIBOR plus 2.20%. The maturity date for the Revolving Loan is September 30, 2001, and the maturity date for the Term Loan is December 22, 2005.

         The Revolving Loan and the Term Loan are secured by the properties, assets and rights of LHS, its subsidiaries and affiliates in and to all accounts, books and records, chattel paper, deposits, documents, equipment, fixtures, general intangibles, goods, instruments, inventory, letters of credit and investment property of LHS, its subsidiaries and affiliates.

         Each of the Trust Loan and the TCB Loan are unsecured, bears interest at the "call money" rate charged by brokers for loans on stock collateral as reported in The Wall Street Journal and matures on December 25, 2009. The Landauer Loan is unsecured and bears interest at the lesser of
(i) 15% and (ii) the interest rate on the Term Loan.

         The Landauer Loan is subordinated to each of the TCB Loan and the Trust Loan. Each of the Landauer Loan, the TCB Loan and the Trust Loan is subordinated to the Senior Debt. The TCB Loan is pari passu with the Trust Loan.

         LHS may make interest payments on the Subordinated Debt provided that an event of default under the Senior Debt has not occurred and is not continuing. In addition, LHS may make payments of principal on the TCB Loan and the Trust Loan (and after repayment in full of these loans, the Landauer Loan) in the amount of $.33 for every $1.00 increase in the effective net worth of LHS based on its audited consolidated financial statements at each fiscal year end.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2000

                          LANDAUER-METROPOLITAN, INC.
                          (Successor by merger to Community Care Services, Inc.)


                          By: /s/ Louis Rocco
                             ---------------------------------------------------
                             Louis Rocco
                             President

         After due inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2000

                             /s/ Alan J. Landauer
                             ---------------------------------------------------
                             Alan J. Landauer


                          LANDAUER HOSPITAL SUPPLIES, INC.


                          By: /s/ Alan J. Landauer
                             ---------------------------------------------------
                             Alan J. Landauer
                             President


                          LTTR HOME CARE, LLC



                          By: /s/ Alan J. Landauer
                             ---------------------------------------------------
                             Alan J. Landauer
                             Managing Member



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